May 17, 2013

VIA EMAIL & COURIER

John Reynolds
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Dear Mr. Reynolds:

Thank you for your letter of May 14 of this year, addressed to Carol Banducci.  Ms. Banducci has asked that I review your letter and respond on her behalf.  For ease of reference, I have repeated, in bold, your requests as well as provided the company’s responses.

1.	Form 40-F for Fiscal Year Ended December 31, 2012

Exhibit 99.1 - Annual Information Form

Mineral Reserves and Resources page 110

Please forward to our engineer, as supplemental information and not as part of your filing, the technical report for your Westwood Project that establishes the legal, technical, and economic feasibility of the mineralization which you have designated as reserves, pursuant to paragraph (c) of Industry Guide 7.  If possible, please provide this information on a CD, formatted as Adobe PDF files.  Please also provide the name and phone number for a technical person whom our engineer may call, if he has technical questions about your reserves.

As to the basis for the mineral reserves reported at Westwood, the company had prepared, internally, a mineral resources and reserves report to update the technical report filed in April of 2012.  Although not filed, the report had been prepared in the form of a technical report, with a view to adequately supporting current public disclosure.  Under IFRS, which the company is permitted to, and does, adhere to, please note that the company is permitted to, and does, report mineral resources and reserves according to National Instrument 43-101, not Industry Guide 7.

For your reference, enclosed herewith, in confidence, in Adobe PDF format, on a CD, is such internal mineral resources and reserves report for Westwood.  As the same is not filed, the company hereby requests that it be held in confidence and not further disclosed without its consent.

The technical person that may be spoken to about the company’s reserves is Lise Chenard, the company’s Director, Mining Geology.  Ms. Chenard may be reached at (450) 677 - 0040 (ext. 5022).

2.	In future filings, please disclose the cut-off grades for each of your mineral reserves and mineral resources.

Please note that cut-off grades for mineral resources and reserves are provided in technical reports filed by the company.  Most of the company’s operations have a number of pits and rock types, each with a distinct cut-off grade.  Westwood has currently declared a single cut-off grade to determine mineral resources, however, as Westwood moves from development into production, it too will very likely have numerous cut-off grades for its mineral resources and reserves.  Consequently, it has not been the company’s practice to disclose numerous cut-off grades in less technical filings, such as annual information forms, as such disclosure would likely make for unnecessarily cumbersome and confusing reads.  The commodity prices used to determine mineral resources and reserves are included.

The company would prefer the myriad of cut-off grades to continue to be contained within the more elaborate technical reports, in which the context to such grades can be more thoroughly described.  Unless material, duplicating numerous cut-off grade disclosures in less technical filings, such as annual information forms, might cause undue confusion for the general current and prospective investor and would cause these less technical filings to be unduly lengthened.  It would generally not be a requirement to duplicate cut-off grades in technical reports in any other disclosures.

The company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions, please do not hesitate to contact me.

Yours truly,

Tim Bradburn
Associate General Counsel and Corporate Secretary

cc:           Carol Banducci, Executive Vice-President and Chief Financial Officer
Gordon Stothart, Executive Vice-President and Chief Operating Officer
Jeffery Snow, Senior Vice-President, General Counsel
Craig MacDougall, Senior Vice-President, Exploration
Lise Chenard, Director, Mining Geology